SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Relevant Fact” dated on October 7, 2009.

October 07, 2009 (1 page)

For further information, please contact:

Norair Ferreira do Carmo
Telesp, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – October 07, 2009) Telecomunicações de São Paulo S.A. – TELESP (NYSE: TSP; BOVESPA: TLPP) in compliance with CVM Instruction No. 358, dated January 03, 2002, informs that, on this date, the Board of Directors of Telesp approved the launching of a voluntary public offering for the acquisition of up to 100% of the shares issued by GVT (Holding) S.A. (“GVT”) for the price of R$ 48,00 per share to be paid in cash, subject to the conditions described below, in accordance with the Offer Notice of Public Tender Offer presented to BM&FBOVESPA for analysis and that shall published by Telesp tomorrow.

Telesp understands that the combination of its operations and GVT’s has compelling strategic logic for both companies. GVT is a telecommunications services provider with strong presence on Region II of the Plano Geral de Outorgas (PGO) and has been successful in its strategy targeting users of high technology services with innovative and tailored products.

The operations of GVT present a perfect geographical fit with the activities of Telesp. The complementarities of the two businesses would not only allow Telesp to have an effective presence in Region II of the PGO, but also shall allow the increase of the competition on the national telecommunications’ market. GVT´s Senior management has a proven track record in creating a leading telecom company in Brazil, Telesp is keen to retain their skills, experience and motivation within the enlarged group.

The voluntary public offering launched by Telesp is subject to the following conditions, among other conditions usual to this type of transaction: (i) the acquisition of a minimum amount of shares that corresponds to 51% of the sum of (a) all shares issued by GVT; and (b) the shares not issued and subject to the Stock Option Plan approved by the general extraordinary meeting of GVT on January 25, 2007 as amended and as currently in force and still not exercised (“Minimum Amount of Shares”), up to the totality of the shares issued by GVT and representing 100% of its issued and paid up capital; ; (ii) the waiver, by shareholders of GVT in a general shareholders’ meeting convened in accordance to the By-laws of GVT, to the anti takeover provisions of GVT’s By-laws as indicated in the Offer Notice in favor of Telesp’s Offer; and (iii) the approval of the acquisition of GVT shares by ANATEL under satisfactory terms as detailed in the Offer Notice. Telesp shall present to ANATEL the request for the transfer of control resulting from the acquisition of the offer shares.

The amount of the transaction, considering the acquisition of total amount of fully diluted shares, represents an investment of approximately R$ 6.5 billion.

The offer is not being made, and will not be made, directly or indirectly, in or into, the United States.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	October 7, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director